Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2015

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2015).  The date of this Appendix 4E is 28 August 2015.

1.                      The reporting period covers the financial year ended 30 June 2015 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2014 (“Previous Period”).

2.                      Results for announcement to the Market:

		Reporting Period	Movement from Previous Period
2.1	Consolidated revenue from ordinary activities	$3,039,069	Decreased by $2,389,043	Decreased by 44.0%
2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(8,810,170)	Decreased by $1,315,027	Decreased by 13.0%
2.3	Consolidated loss attributable to Members of the Company	$(8,810,170)	Decreased by $1,315,027	Decreased by 13.0%
2.4	No dividends were paid during the Reporting Period nor are any proposed.
2.5	There is no record date for determining dividend entitlements.
2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                      The unaudited Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report.

4.                      The unaudited Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report.

5.                      The unaudited Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Report.

6.                      The unaudited Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided in the attached Report

7.                      No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

8.                      The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

9.                      The consolidated net tangible assets as at the end of the Reporting Period were 1.06 cents per share.

The corresponding figure as at the end of the Previous Period was 0.11 cents per share.

10.               During the Reporting Period the Group did not gain or lose control of any entities.

ASX APPENDIX 4E (cont.)

11.           As at the end of the Reporting Period, the consolidated Group does not hold investments in associates.

12.           Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.           The Company is not a foreign entity.

14.           A commentary on the Company’s financial results for the year ended 30 June 2015 has been provided in the section entitled Operating Results for the Year of the attached Report.

15.           The financial information contained in this Preliminary Final Report is based on the attached Report for the year ended 30 June 2015 which is in the process of being audited by the Company’s auditor PricewaterhouseCoopers.

16.           Not applicable.

17.           As noted above in item 15, this Preliminary Final Report is based on accounts which are in the process of being audited.

OPERATING AND FINANCIAL REVIEW

Group overview

Genetic Technologies Limited is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGenTM test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGenTM from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGenTM test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

Operating Result

The operating result for the year is directly reflective of the repositioning of the business.  Non-core business was sold, operations have been appropriately scaled back and equity has been raised to set the Company up for future success.  Critical to this was the release of the much improved 2nd generation BREVAGenplus® test in October 2014.  The Company has purposefully moved focus away from reliance on its past licensing assertion programme as there is now a clear focus on concentrating effort on the Company’s lead product BREVAGenplus® in the U.S.

During the 2015 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $2.0 million compared to $4.6 million in the preceding year.  $(2.2) million of this differential is directly attributable to the divested Heritage business with the balance of $(0.4) million due to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests.

Overheads have decreased by approximately $(2.7) million compared with 2014.  The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totalled $11.9 million for the year compared with $14.5 million for 2014.  The decreased licensing activities accounted for approximately $(0.6) million of the savings with the remaining $(2.1) million the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management with overhead spending.

With reference to significant “one-off” items, the loss for the year of approximately $(8.8) million includes a $1.4 million pre-tax profit on the sale of the Heritage business and a write-down of $(0.8) million against the opening asset value for the Immunaid option.

Convertible notes

During the prior year the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”).  During 2014 the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

During the current year, conversion notices were received from Ironridge in respect of Notes with a face value of USD 1,750,000. These Notes were converted in return for which Ironridge received 164,771,370 ordinary shares (including ordinary shares issued in lieu of interest payment and interest true-up adjustments). As a result of the above conversions, there are no further Notes remaining to be converted. The last conversion notice was received by the Company on 27 November 2014.

With respect to the unlisted secured (debt) notes that were issued to existing and new Australian institutional and wholesale investors in September 2014, and subsequently became convertible notes, following approval at the Annual General Meeting held on 25 November 2014, $2,125,000 of the convertible notes, together with the capitalised interest, had been converted into 150,961,041 ordinary shares in the Company, as at 30 June 2015.  Subsequent to 30 June 2015, the remaining $25,000 of convertible notes plus capitalised interest has been converted into 1,091,093 ordinary shares in the Company.

OPERATING AND FINANCIAL REVIEW (cont.)

Capital raising

During the year the Company issued 1,100,273,139 ordinary shares increasing contributed equity by approximately $25.2 million after transaction costs.

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 1,714,191,631 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the U.S. via the Company’s ADRs (American Depositary Receipts).  Also at that date, there were 24,241,667 unissued ordinary shares in the Company under option.  As at the date of this Report, no ordinary shares were subject to escrow.

Cash provided by operations

During the financial year, the consolidated net cash outflows used in operations was approximately $(9.7) million.  This is a $1.3 million improvement compared to the prior financial year.  Overall, the Group’s consolidated cash assets increased by approximately $15.5 million during the 2015 financial year primarily on the back of proceeds from share issues.

Business strategy, future developments and prospects

BREVAGenplus® was released in October 2014.  This latest version of BREVAGenTM incorporates an expanded SNP (Single Nucleotide Polymorphism) panel, providing a 10-fold increase in the predictive power of the test.  BREVAGenplus® provides a better and more accurate risk assessment and is now applicable to women with African American, Hispanic and Caucasian heritage thereby increasing the applicable market and simplifying the marketing process for the BREVAGenplus® test in U.S. clinics and breast health centres.

During the 2016 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGenplus® breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc.  Further development of the Key Opinion Leader speaker program continues accompanied by public relations and promotional activities in target market areas including comprehensive breast health and imaging centres.

The Company continues to actively progress research programs with leading international academic collaborators to confirm the utility of genomic risk assessment in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGenplus® platform.

Even though the BREVAGenTM concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company is about to commence a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

The first of three clinical trials planned is scheduled to begin in Q2 FY16 with completion expected before the end of FY16. Two longer-term clinical trials are also expected to commence within the 2016 financial year and are designed to run for up to two years. One of the longer term studies will be prospective in design looking at patient outcomes, with the other being retrospective, assessing the impact of the test on MRI screening rates.

On behalf of the Board of Directors

DR. MALCOLM R. BRANDON

Chairman

Melbourne, 28 August 2015

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Preliminary Financial Statements

for the year ended

30 JUNE 2015

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2015

		Consolidated
		2015	2014
	Notes	$	$
Revenue from continuing operations — genetic testing services		2,011,918	4,564,280
Less: cost of sales	3	(891,243)	(1,837,729)
Gross profit from continuing operations — genetic testing services		1,120,675	2,726,551
Other revenue	4	1,027,151	863,832
Other income	5	370,557	1,071,072
Gain on disposal of subsidiary		—	761,361
Gain on disposal of business	6	1,396,798	—
Selling and marketing expenses		(4,504,299)	(6,251,595)
General and administrative expenses		(4,222,988)	(3,173,109)
Licensing, patent and legal costs		(435,418)	(1,079,199)
Laboratory and research and development costs		(2,851,665)	(3,298,127)
Finance costs		(264,694)	(744,199)
Fair value gain/(loss) on financial liabilities at fair value through profit/loss		349,246	(648,374)
Fair value loss on ImmunAid option fee		(795,533)	—
Share of net loss of associate accounted for using the equity method		—	(362,682)
Loss from continuing operations before income tax expense		(8,810,170)	(10,134,469)
Income tax expense		—	—
Loss for the year		(8,810,170)	(10,134,469)
Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations		414,005	(149,162)
Exchange gains / (losses) on translation of non-controlled foreign operations		—	86
Other comprehensive profit / (loss) for the year, net of tax		414,005	(149,076)
Total comprehensive loss for the year		(8,396,165)	(10,283,545)

Profit loss for the year is attributable to:
Owners of Genetic Technologies Limited		(8,810,170)	(10,125,197)
Non-controlling interests		—	(9,272)
Total loss for the year		(8,810,170)	(10,134,469)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(8,396,165)	(10,274,359)
Non-controlling interests		—	(9,186)
Total comprehensive loss for the year		(8,396,165)	(10,283,545)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	18	(0.82)	(1.76)
Diluted loss per share (cents per share)	18	(0.82)	(1.76)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 30 June 2015

		Consolidated
		2015	2014
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	8	18,341,357	2,831,085
Trade and other receivables	9	714,951	1,111,565
Prepayments and other assets	10	506,198	414,910
Performance bond and deposits		3,590	2,949
Total current assets		19,566,096	4,360,509

Non-current assets
Financial assets at fair value through profit or loss	13	—	795,533
Property, plant and equipment	11	417,595	394,164
Intangible assets and goodwill	12	736,041	1,178,993
Total non-current assets		1,153,636	2,368,690
Total assets		20,719,732	6,729,199
LIABILITIES
Current liabilities
Trade and other payables	14	1,102,974	1,449,187
Financial liabilities at fair value through profit or loss	17	25,000	—
Deferred revenue	15	77,282	153,226
Provisions	16	529,907	715,603
Total current liabilities		1,735,163	2,318,016

Non-current liabilities
Provisions	16	25,321	81,280
Financial liabilities at fair value through profit or loss	17	—	2,502,384
Total non-current liabilities		25,321	2,583,664
Total liabilities		1,760,484	4,901,680
Net assets		18,959,248	1,827,519

EQUITY
Contributed equity		115,247,128	90,080,492
Reserves		4,697,403	3,922,140
Accumulated losses		(100,985,283)	(92,175,113)
Total equity		18,959,248	1,827,519

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2015

		Consolidated
		2015	2014
	Notes	$	$
Cash flows from / (used in) operating activities
Receipts from customers		2,855,599	4,007,591
Payments to suppliers and employees		(12.583,957)	(15,058,176)
Interest received		39,951	116,047
Interest and finance charges paid		(3,121)	(52,550)
Net cash flows from / (used in) operating activities	8	(9,691,528)	(10,987,088)

Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		57,119	—
Purchases of plant and equipment		(192,592)	(47,917)
Proceeds from the sale of business		2,100,895	—
Proceeds from the sale of available-for-sale financial assets		—	577,497
Cash disposed on loss of control of subsidiary		—	(162,576)
Advances to associates		—	(20,470)
Payment for financial assets at fair value through profit or loss		—	(114,159)
Net cash flows from / (used in) investing activities		1,965,422	232,375

Cash flows from / (used in) financing activities
Proceeds from the issue of shares		23,289,927	7,000,000
Equity transaction costs		(2,572,664)	(658,498)
Net proceeds from borrowings		2,150,000	5,581,462
Net cash flows from / (used in) financing activities		22,867,263	11,922,964
Net increase / (decrease) in cash and cash equivalents		15,141,157	1,168,251
Cash and cash equivalents at beginning of year		2,831,085	1,721,293
Net foreign exchange difference		369,115	(58,459)
Cash and cash equivalents at end of year	8	18,341,357	2,831,085

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2015

	Attributable to Members of Genetic Technologies Limited				Non-
	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at 30 June 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287
Loss for the year	—	—	(10,125,197)	(10,125,197)	(9,272)	(10,134,469)
Other comprehensive income	—	(149,162)	—	(149,162)	86	(149,076)
Total comprehensive income / loss	—	(149,162)	(10,125,197)	(10,274,359)	(9,186)	(10,283,545)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	6,341,472	—	—	6,341,472	—	6,341,472
Value of shares issued on conversion of convertible notes	3,572,877	—	—	3,572,877	—	3,572,877
Value of shares cancelled as part of the swap deal	(3,569,702)	—	—	(3,569,702)	—	(3,569,702)
Share-based payments	—	119,531	—	119,531	—	119,531
Removal of non-controlling interests on de-consolidation	—	—	—	—	(111,401)	(111,401)
	6,344,647	119,531	—	6,464,178	—	6,352,777
Balance at 30 June 2014	90,080,492	3,922,140	(92,175,113)	1,827,519	—	1,827,519
Loss for the year	—	—	(8,810,170)	(8,810,170)	—	(8,810,170)
Other comprehensive loss	—	414,005	—	414,005	—	414,005
Total comprehensive loss	—	414,005	(8,810,170)	(8,396,165)	—	(8,396,165)
Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	20,659,527	—	—	20,659,527	—	20,659,527
Value of shares issued on conversion of convertible notes	4,507,109	—	—	4,507,109	—	4,507,109
Share-based payments	—	303,522	—	303,522	—	303,522
Transaction costs on placement of shares	—	57,736	—	57,736	—	57,736

	25,166,636	361,258	—	25,527,894	—	25,527,894
Balance at 30 June 2015	115,247,128	4,697,403	(100,985,283)	18,959,248	—	18,959,248

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2015

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 2.

(b)             New accounting standards and interpretations

(i)                                     Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2014:

•                  AASB 2013-3 Amendments to AASB 136 — Recoverable Amount Disclosures for Non-Financial Assets

•                  AASB 2013-4 Amendments to Australian Accounting Standards — Novation of Derivatives and Continuation of Hedge Accounting

•                  Interpretation 21 Accounting for Levies

•                  AASB 2014-1 Amendments to Australian Accounting Standards

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)             New accounting standards and interpretations (cont.)

(ii)                                  Standards and Interpretations in issue but not yet adopted

In respect of the year ended 30 June 2015, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2015 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Summary and impact on Group’s financial statements	Application date of the standard	Application date for Group for financial year ending
AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged.

AASB 9 introduces a new expected loss model impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 9.

		1 January 2018	30 June 2019
AASB 15 Revenue from Contracts with Customers

AASB 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

1. identify contracts with customers
2. identify the separate performance obligations
3. determine the transaction price of the contract
4. allocate the transaction price to each of the separate performance obligations, and
5. recognise the revenue as each performance obligation is satisfied.

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. The Group is assessing the impact of the new standard on its revenue recognition policy.

		1 January 2017	30 June 2018

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2015 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all entities (including structured entities) over which the group has control.  The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.  In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.  If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d)             Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(e)              Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(f)               Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s three overseas subsidiaries are as follows:

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions.  The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(g)             Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

1.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)              Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

License fees, royalties and annuities received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded either upfront or over the license term based on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

Research and development tax incentive

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised.

(i)                 Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognized as an employee benefits expense, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

1.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(k)             Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognised using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

(p)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(q)             Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 1 and 5 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(t)                Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with AASB 8 Operating Segments.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)             Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)             Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(w)           Employee benefits

(i) Short-term obligations

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service.  They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w)           Employee benefits (cont.)

(iii) Retirement benefit obligations

The Group does not have any defined benefit funds.  Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.  Statutory contributions are legally enforceable in Australia.

(x)             Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(y)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(z)              Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(aa)      Financial assets and liabilities

During the year ended 30 June 2015, the Group acquired both a financial asset and liability at fair value through profit or loss.  Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognised in profit or loss.

1.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ab)      Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

2.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Going concern

During the 2015 financial year, the Company incurred a total comprehensive loss after income tax of $8,393,165 (2014: $10,283,545) and net cash outflows from operations of $9,541,028 (2014: $10,987,088).

As at 30 June 2015, the Company held cash reserves of $18,341,357 and had net current assets of $17,830,933.

The cash generated from revenue combined with its existing cash reserves will enable the Company to fund its operations in the next twelve months from the date of this report.

However, the Company is aware that the long term viability of the Company is directly dependent on the ability to grow revenue, control costs and raise additional funds via the issuance of new equity should the need arise.  Any issuance of new equity will be subject to normal risks and therefore could impact the ability of the Company to continue as a going concern. However, the Directors believe that the Company would be successful in raising new funds if the need arises and have prepared the financial report on a going concern basis.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets, including goodwill, are impaired on at least an annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

2.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.)

Critical accounting estimates and assumptions (cont.)

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®. The accrual estimate may be impacted by the recoverability of the amounts via the U.S. healthcare reimbursement system.

Consolidated
2015	2014
$	$

3.                   COST OF SALES

Inventories used	462,908	929,538
Direct labour costs	347,745	716,731
Depreciation expense	55,818	126,942
Inventories written off	24,772	64,518
Total cost of sales	891,243	1,837,729

4.                   OTHER REVENUE

License fees received	938,471	628,497
Royalties and annuities received	88,680	235,335
Total other revenue	1,027,151	863,832

Consolidated
2015	2014
$	$

5.                   OTHER INCOME

Net foreign exchange gains	—	167,584
Net profit on disposal of plant and equipment	3,843	53,277
Management fees received	—	38,267
Research and development tax incentive	111,188	358,395
Fair value gains on financial assets at fair value through profit or loss	—	295,533
Interest income	39,951	116,047
Net gain on sale of available-for-sale financial assets	—	41,969
Rent recovery	215,575	—
Total other income and expenses	370,557	1,071,072

6.                   GAIN ON SALE OF BUSINESS

2015
$
Proceeds from sale of business	2,100,895
Trade and other receivables	(190,990)
Prepayments and other assets	(220,785)
Net value of fixed assets	(176,065)
Goodwill	(315,388)
Deferred revenue	51,952
Current provisions	120,989
Long term provisions	26,190
Total gain on sale of business	1,396,798

On 19 November 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,895 (net of employee entitlements and inclusive of GST) in cash. The gain on disposal as recognised in the Consolidated Statement of Comprehensive Income is $1,396,798 the details of which are noted above.

7.                  EXPENSES

Amortisation of intangible assets	127,564	127,566
Depreciation of fixed assets	104,639	83,937
Net foreign currency losses	200,243	—
Employee benefits expenses	5,470,007	6,247,731
Operating lease expenses	404,638	386,694
Research and development expenses	728,592	652,994

Consolidated
2015	2014
$	$

8.                  CASH AND CASH EQUIVALENTS

Reconciliation of cash and cash equivalents
Cash at bank and on hand	18,341,357	2,831,085
Total cash and cash equivalents	18,341,357	2,831,085

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(8,810,170)	(10,134,469)
Adjust for non-cash items
Amortisation and depreciation expenses	232,203	338,445
Interest on convertible notes converted to shares	73,618	—
Share-based payments expense	303,522	119,531
Share of loss of associate	—	362,682
Non-cash licensing revenue	(245,500)	—
Fair value gain on deconsolidation of subsidiary	—	(225,833)
Net (gain)/loss on sale of business	(1,396,798)	—
Net (gain)/loss on sale of available for sale financial assets	—	(41,969)
Fair value gains on financial assets at fair value through profit or loss	(349,246)	(295,533)
Fair value losses on financial liabilities at fair value through profit or loss	—	447,769
Net (profit) / loss on disposal of plant and equipment	(3,843)	(53,277)
Net foreign exchange (gains) / losses	200,243	46,344
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	152,348	(782,923)
(Increase) / decrease in prepayments and other assets	(312,073)	(16,725)
(Increase) / decrease in performance bonds and deposits	(641)	206,347
(Increase) / decrease in financial assets at fair value through profit or loss	795,533	(795,533)
Increase / (decrease) in trade and other payables	(412,256)	73,651
Increase / (decrease) in deferred revenue	(23,993)	(167,555)
Increase / (decrease) in provisions	105,525	(68,040)
Net cash flows from / (used in) operating activities	(9,691,528)	(10,987,088)

Financing facilities available
As at 30 June 2015, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	306,750	277,298
Facilities used as at reporting date
Credit cards	(25,708)	(26,577)
Facilities unused as at reporting date
Credit cards	281,042	250,721

Consolidated
2015	2014
$	$

9.                  TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	524,580	1,004,395
Less: provision for doubtful debts	—	(108,925)
Net trade receivables	524,580	895,470
Other receivables	190,371	216,095
Total net current trade and other receivables	714,951	1,111,565

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 373,137 (2014: USD 511,307).

10.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	188,701	201,916
Inventories at the lower of cost and net realisable value	317,497	212,994
Total current prepayments and other assets	506,198	414,910

Consolidated
2015	2014
$	$

11.          PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	1,277,651	3,479,145
Less: accumulated depreciation	(914,050)	(2,743,213)
Less: impairment loss	—	(426,950)
Net laboratory equipment	363,601	308,982
Computer equipment, at cost	502,695	728,323
Less: accumulated depreciation	(456,902)	(668,002)
Net computer equipment	45,793	60,321
Office equipment, at cost	167,564	229,104
Less: accumulated depreciation	(160,539)	(207,160)
Net office equipment	7,025	21,944
Equipment under hire purchase, at cost	594,626	1,251,114
Less: accumulated depreciation	(594,626)	(1,251,114)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	111,873	111,873
Less: accumulated depreciation	(110,697)	(108,956)
Net leasehold improvements	1,176	2,917
Total net property, plant and equipment	417,595	394,164
Reconciliation of property, plant and equipment
Opening gross carrying amount	5,799,559	6,194,829
Add: additions purchased during the year	304,135	181,875
Less: disposals made during the year	(31,789)	(577,145)
Less: disposals due to sale of business	(3,417,497)	—
Closing gross carrying amount	2,654,408	5,799,559
Opening accumulated depreciation and impairment losses	(5,405,395)	(5,771,661)
Add: disposals made during the year	31,789	577,145
Add: disposals due to sale of business	3,241,432	—
Less: depreciation expense charged	(104,639)	(210,879)
Closing accumulated depreciation and impairment losses	(2,236,813)	(5,405,395)
Total net property, plant and equipment	417,595	394,164

Reconciliation of movements in property, plant and equipment by asset category

	Opening		Net disposals		Closing
	net carrying	Additions	due to sale	Depreciation	net carrying
	Amount	during year	of subsidiary	expense	amount
Asset category	$	$	$	$	$
Laboratory equipment	308,982	274,310	(161,703)	(57,988)	363,601
Computer equipment	60,321	29,825	(7,826)	(36,527)	45,793
Office equipment	21,944	—	(6,536)	(8,383)	7,025
Leasehold improvements	2,917	—	—	(1,741)	1,176
Totals	394,164	304,135	(176,065)	(104,639)	417,595

Consolidated
2015	2014
$	$

12.           INTANGIBLE ASSETS AND GOODWILL

Patents
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortisation	(32,914,177)	(32,889,940)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	116,077	140,314
Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(413,309)	(309,982)
Total net other intangible assets	619,964	723,291
Goodwill
Goodwill, at cost	—	358,012
Less: accumulated impairment	—	(42,624)
Total net goodwill	—	315,388
Total net intangible assets and goodwill	736,041	1,178,993
Reconciliation of patents
Opening gross carrying amount	36,662,592	36,594,310
Adjust for exchange rate movements	—	68,282
Closing gross carrying amount	36,662,592	36,662,592
Opening accumulated amortisation and impairment losses	(36,522,278)	(36,429,758)
Add: amortisation expense charged (refer below)	(24,237)	(24,238)
Adjust for exchange rate movements	—	(68,282)
Closing accumulated amortisation and impairment losses	(36,546,515)	(36,522,278)
Total net patents	116,077	140,314
Reconciliation of other intangible assets
Opening net carrying amount	723,291	826,619
Less: amortisation expense charged (refer below)	(103,327)	(103,328)
Total net other intangible assets	619,964	723,291
Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill disposed on sale of business	(358,012)	—
Closing gross carrying amount	—	358,012
Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill disposed on sale of business	42,624	—
Closing accumulated impairment losses	—	(42,624)
Total net goodwill	—	315,388

Consolidated
2015	2014
$	$

12.           INTANGIBLE ASSETS AND GOODWILL (cont.)

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 6 years as at 30 June 2015.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,564 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,237).

13.           FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (NON-CURRENT)

Option Fee — ImmunAid Limited	—	795,533
Total financial assets at fair value through profit and loss	—	795,533

ImmunAid Limited (“ImmunAid”) is a former associate of Genetic Technologies Limited (the “Company”) in which ImmunAid and the Company executed an Option Agreement pursuant to which ImmunAid granted the Company options to acquire a total of $2,250,000 ordinary shares in ImmunAid.  Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted. During the year ended 30 June 2015 the Company has written down the ImmunAid asset by $795,533 to $NIL. The write-down was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Income Statement.

14.           TRADE AND OTHER PAYABLES (CURRENT)

Trade payables	517,079	900,275
Other payables	155,215	311,746
Accrued expenses	430,680	237,166
Total current trade and other payables	1,102,974	1,449,187

Note: Trade payables and other payables for the Group include amounts due in US dollars of USD 232,733 (2014: USD 331,481), European euros of EUR NIL (2014: EUR 75,752), Swiss francs of CHF 2,082 (2014: CHF 2,790), and New Zealand dollars of NZD NIL (2014: NZD 861).

15.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	77,282	153,226
Total current deferred revenue	77,282	153,226

16.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	200,957	370,327
Long service leave	328,950	345,276
Total current provisions	529,907	715,603
Non-current provisions
Long service leave	25,321	81,280
Total non-current provisions	25,321	81,280
Total provisions	555,228	796,883

Consolidated
2015	2014
$	$

16.           PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

Reconciliation of annual leave provision
Balance at the beginning of the financial year	370,327	415,511
Add: obligation accrued during the year	380,804	388,935
Less: amount transferred on disposal of business	(66,623)	—
Less: utilised during the year	(483,551)	(434,119)
Balance at the end of the financial year	200,957	370,327
Reconciliation of long service leave provision
Balance at the beginning of the financial year	426,556	449,412
Add: obligation accrued during the year	42,949	58,415
Less: amount transferred due to sale of business	(80,558)	—
Less: utilised during the year	(34,676)	(81,271)
Balance at the end of the financial year	354,271	426,556

Note:        The current provisions for annual leave and long service leave include a total amount of $381,683 (2014: $345,276) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

17.           FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT)

Debt convertible notes at fair value - current	25,000	—
Redeemable convertible notes at fair value — non-current	—	2,502,384
Total financial liabilities at fair value through profit or loss	25,000	2,502,384

Debt convertible notes

During the current year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$2,125,000 of the convertible notes, together with the capitalised interest, has been converted into 150,961,041 ordinary shares in the Company.

Subsequent to 30 June 2015, the balance of $25,000 convertible notes plus capitalised interest has been converted into 1,091,093 ordinary shares in the Company.

Redeemable convertible notes

During the previous financial year the Company issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. As at 30 June 2015 these redeemable notes had been fully converted.

18.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the year attributable to the owners of Genetic Technologies Limited	(8,810,170)	(10,125,197)
Weighted average number of ordinary shares used in calculating loss per share	1,072,803,358	574,557,747

Note:        None of the 24,241,667 (2014: 7,775,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be materially dilutive for the purposes of calculating diluted earnings per share.

19.           SEGMENT INFORMATION

Identification of reportable segments

In line with the changes to the business activities for the Group during the past year, there is now just the one operating and reportable segment.  Previously the Group’s activities were split into three reportable segments based on the nature of the business at that time.

The sole operating segment as reported is consistent with the internal reporting provided to the chief operating decision maker, being the newly appointed Chief Executive Officer, and is aligned to the one major revenue stream.

The Group’s one operating segment is summarised as follows:

Business segments

		Revenues and income
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	2015	2,011,918	2,794,506	4,806,424	(8,810,170)
	2014	4,564,280	2,696,265	7,260,545	(10,134,469)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	equipment
Segment		$	$	$	$
Operations	2015	20,719,732	(1,760,484)	(232,203)	304,135
	2014	6,729,199	(4,901,680)	(338,445)	181,875

19.           SEGMENT INFORMATION (cont.)

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
Segment		$	$	$	$
Australia	2015	910,740	2,794,358	3,705,098	(1,519,192)
	2014	2,867,665	2,273,473	5,141,138	(6,470,068)
USA	2015	1,101,178	148	1,101,326	(7,276,878)
	2014	1,696,615	422,157	2,118,772	(3,974,981)
Other	2015	—	—	—	(14,100)
	2014	—	635	635	310,580
Totals	2015	2,011,918	2,794,506	4,806,424	(8,810,170)
	2014	4,564,280	2,696,265	7,260,545	(10,134,469)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	Equipment
Segment		$	$	$	$
Australia	2015	3,139,778	(1,532,911)	(219,784)	304,135
	2014	5,939,694	9,336,251	(320,476)	162,934
USA	2015	17,576,978	(224,917)	(12,419)	—
	2014	784,829	(14,091,395)	(17,969)	18,941
Other	2015	2,976	(2,656)	—	—
	2014	4,676	(146,536)	—	—
Totals	2015	20,719,732	(1,760,484)	(232,203)	304,135
	2014	6,729,199	(4,901,680)	(338,445)	181,875

Additional segment disclosures

Other revenues and income includes interest received of $39,951 (2014: $116,047).

Expenses includes employee benefits expenses of $5,470,007 (2014: $6,247,731).

Assets - includes cash of $18,341,357 (2014:$2,831,085).

Liabilities includes trade and other payables of $1,102,974 (2014: $1,449,187) and provisions of $555,228 (2014: $796,883).

19.                     SEGMENT INFORMATION (cont.)

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2015	2014
	$	$
Loan payable (USA) and loan receivable (Australia)	16,948,601	346,315
Foreign exchange gain (USA) and foreign exchange loss (Australia)	3,823,791	422,157
Cost of sales (USA) and sales (Australia)	153,581	154,555

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the prior year the Group had a number of major customers to which it provides both products and services.  During the year ended 30 June 2014, there was one Australian customer from whom the Group generated revenues representing more than 10% ($ 535,716) of the total consolidated revenue from operations.  During the year ended 30 June 2015, there were no such customers.

20.           SUBSEQUENT EVENTS

There have been no significant events which have occurred after balance date.